September 29, 2005

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 4561
Washington, D.C. 20549

Attention:  Mark P. Shuman, Branch Chief - Legal
            Daniel Lee, Staff Examiner

Re:         Pacific WebWorks, Inc.
            Registration Statement on Form SB-2 filed August 31, 2005 File No. 333-127995

            Form 10-KSB for the year ended December 31, 2004
            Forms 10-QSB for the quarters ended March 31, 2005 and June 30,
            2005
            File No. 0-26731

Dear Mr. Lee,

We are in receipt of your comment letter dated September 20, 2005, regarding the above identified registration statement of Pacific WebWorks, Inc. (the "Company"). This letter sets forth the Company's responses to your comments. The Company is filing the Form SB-2 Amendment No. 1 and this letter via EDGAR. For your convenience the Company will provide you with a clean paper copy and a redlined paper copy of the Form SB-2 Amendment No. 1.

We have restated your comments below and each comment is followed by the Company's responses.


Registration Statement on Form SB-2
-----------------------------------

Selling Stockholders, page 28
-----------------------------

1. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling securityholders that are non-reporting entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

Response
--------

We have revised the selling stockholder table to include footnotes that identify the person or persons have voting and/or dispositive power with respect to the securities to be offered for resale. See page 29.

2. It does not appear that any selling securityholder is a registered broker-dealer. Please confirm. Please disclose whether any selling securityholder is an affiliate of a registered broker-dealer. If a selling securityholder is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling securityholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling securityholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response
--------

None of the selling stockholders are registered broker-dealers, nor are they affiliated with a registered broker-dealer.


Transactions Related to the Selling Stockholders, page 29
---------------------------------------------------------

3. We note your disclosure regarding the sale of 3,630,000 shares of common stock to certain investors in December 2004 as well as the registration of 5,130,000 shares of common stock for resale by such investors. We further note your disclosure that such investors acquired additional shares in subsequent transactions with private parties. Please revise to better explain the nature of these "subsequent transactions." In this regard, we note that while your current disclosure provides investors with information regarding the majority of the shares being registered, it includes no disclosure regarding the additional 1,500,000 shares that were purchased in "subsequent transactions." Please revise accordingly.

Response
--------

We have revised "Transactions Related to the Selling Stockholders - Private Transactions" to include disclosure regarding 1,500,000 shares that were purchased in subsequent transactions. See page 30.

Exhibit 5.1. Opinion of Cindy Shy, P.C.
---------------------------------------

4. We note counsel's opinion that the shares being registered, "when issued in accordance with the terms set forth in the Registration Statement, will be validly issued, fully paid, and non-assessable." It appears to be the case, however, that certain of the shares of common stock being registered are currently issued and outstanding. It also appears to be the case that the validity of the shares underlying certain warrants would be dependent upon their issuance pursuant to the terms of the warrants themselves rather than set forth in your registration statement. Please have counsel revise as appropriate.

Response
--------

Counsel has revised the opinion to clarify the validity of 9,880,003 securities currently issued and outstanding and 3,083,335 securities to be issued in accordance with the terms of warrant agreements.


Form 10-KSB for the year ended December 31, 2004
------------------------------------------------

Item 8A. Controls and Procedures, page 37
-----------------------------------------

5. The disclosure regarding your disclosure controls and procedures does not confirm to the requirements of Item 307 of Regulation S-B and Rule 13a-15(b) under the Exchange Act. In this regard, we note that while Rule 13a-15(b) requires that management evaluate the effectiveness of your disclosure controls and procedures as of the end of each fiscal quarter and
Item 307 states that the conclusions from such evaluation be disclosed, your filing does not include disclosure regarding the effectiveness of your disclosure controls and procedures and merely indicates that your chief executive officer and acting principal financial officer determined that "there continued to be no significant deficiencies in [the] procedures." We further note similar disclosure in your subsequent periodic filings. Please advise us whether your disclosure controls and procedures were effective as of December 31, 2004, March 31, 2005 and June 30, 2005. Please also advise us whether you will consider this comment in preparation of future periodic filings.

Response
--------

Our chief executive officer evaluated the effectiveness of our disclosure controls and procedures as required by Rule 13a-15(b) as of the end of the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005. Based on that evaluation, he concluded that our disclosure controls and procedures were effective as of the end of those periods. Our disclosures under this Item 8A in future periodic filings will conform to this comment.

6. As a follow-up to the comment above, we note that the disclosure regarding your internal control over financial reporting does not conform to the requirements of Item 308 of the Regulation S-B. We note similar disclosure in your subsequent periodic reports for the quarters ended March 31, 2005 and June 30, 2005 referencing your conclusions in this Form 10-KSB. Please advise us whether there were any changes in your internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) under the Exchange Act that occurred during your last fiscal quarter, respectively, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also advise us whether you will consider this comment in preparation of future periodic filings.

Response
--------

Our chief executive officer determined that there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) under the Exchange Act that occurred during the fourth quarter of 2004 or the first and second quarter of 2005 that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting. In addition, our disclosures under this Item 8A in future periodic filings will conform to this comment.

                        *       *       *

The Company hopes that this response to your comment letter and revisions to the Form SB-2 registration statement adequately address your concerns. If you have further questions or comments please contact the Company's counsel, Cindy Shy, at (801) 323-2392 or fax (801) 364-5645. Please note that after October 12, 2005, the phone number for Cindy Shy will be (435) 674-1282.




                                          Sincerely,


                                          /s/ Kenneth W. Bell

                                          Kenneth W. Bell
                                          Chief Executive Officer